4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES CHANGE IN BOARD

WINNIPEG, Manitoba - (June 30, 2005) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, announced today that the Company has received a letter of resignation from James Umlah, a member of its board of directors. Mr. Umlah recently assumed the role of President & CEO of Canadian Tool & Die Ltd, and has resigned due to increased business commitments. Albert D. Friesen PhD, Medicure’s President and CEO stated, “I would like to thank James for his contribution to Medicure and commitment to the growth of the company. We wish him well in his future endeavors.”

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com